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                             May 19, 2023

       Sergio P. Ermotti
       Group Chief Executive Officer
       UBS Group AG
       Bahnhofstrasse 45, 8001
       Zurich, Switzerland

                                                        Re: UBS Group AG
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form F-4
                                                            Filed May 16, 2023
                                                            File No. 333-271453

       Dear Sergio P. Ermotti:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-4

       Prospectus Summary, page 12

   1. Refer to your response to prior comments 5, 9, 24 and 27, where we requested more detailed disclosure of
the terms of the    separate arrangements    and other measures, if any,
                                                        related to the Special
Ordinance and/or identified in Sections 7.3(a) and (g) of the merger agreement. Please
revise your disclosure in the Summary section, the risk factor on page
                                                        21 with the heading
There is no assurance when or if the transaction will be completed, the Merger section and
the Background and Reasons for the Transaction section as well as any other references in
your prospectus that refer to the    granting by FINMA of separate
                                                        arrangements    as a
condition of the merger to clarify (i)    the parameters of the various
 Sergio P. Ermotti
FirstName
UBS GroupLastNameSergio P. Ermotti
            AG
Comapany
May        NameUBS Group AG
     19, 2023
May 19,
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FirstName LastName
         measures    that remain subject to negotiation, (ii) the expected
timing for finalizing the
         terms of the separate arrangements, and (iii) the nature of their documentation. For example, disclose whether they will be contractual agreements appended to the merger agreement, statements, circulars or other documentation published by FINMA, or otherwise. In this regard,

                We note the reference on page 67 to the amended ordinance published on March 19,
              2023 regarding the anticipated loss protection agreement. The publication (which appears to be available at
              https://www.newsd.admin.ch/newsd/message/attachments/76290.pdf)
contains
              thresholds of losses at CHF 5 billion and CHF 9 billion consistent with disclosure on page 67. We also note the March 16, 2023 ordinance regarding anticipated liquidity assistance facilities (which appears to be available at https://www.newsd.admin.ch/newsd/message/attachments/76289.pdf).

                With respect to the loss protection guarantee, the published Swiss government authorization does not appear to include an arrangement to review a profit and loss sharing agreement on an equal basis for the case if losses would exceed 14 billion
              CHF,    as stated on page 42. We also note a similar statement
during the March 19,
              2023 presentation about loss protection exceeding CHF 14B being
incurred    equally
              by UBS and the Swiss authorities.    Please advise us of the
source of these statements
              and whether they appear in a form of, draft or oral arrangement or understanding.

                If the liquidity facilities authorized by the Swiss authorities are not restricted as to the amount that may be provided, clarify your expectations as to the amount you will be able to access.

                Confirm that if any of the separate arrangements or other measures are finalized prior to the effectiveness of the registration statement, you will disclose their material terms and file any material contracts as exhibits in a pre-effective amendment.

                Tell us how you anticipate making investors aware of any such arrangements or other measures that are finalized after the effectiveness of the registration statement. For example, tell us whether you intend to update disclosure in a post-effective amendment, prospectus supplement, or other disclosures filed or furnished with the
              SEC.

                If you omit a description of the terms of any of the separate arrangements or other measures, please disclose that the relevant discussions and processes are currently underway to detail and document the parameters of these arrangements and that they have not been finalized, consistent with your disclosure on page 67 and your response to these comments in your May 16, 2023 response letter.
2. As requested in our prior comment 5, please disclose (i) the amount of invested assets of
 Sergio P. Ermotti
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UBS GroupLastNameSergio P. Ermotti
            AG
Comapany
May        NameUBS Group AG
     19, 2023
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         the wealth management segment of the combined company, including any balancing
         language necessary due to Credit Suisse outflows, (ii) the size of the Investment Bank segment, including your plans to move the majority of Credit Suisse Markets positions to non-core and to exit Credit Suisse's Non-Core Unit and Securitized Products Group, (iii)
         the combined company's market share of the Swiss home market, including whether you intend to fully integrate into a single brand in the Swiss home market or internationally,
         (iv) the possible spin-off of any material Credit Suisse business units, and (v) a description of your cost reduction plans, including a summary of how you intend to reach these goals and by when. To the extent that your plans with respect to these items are not yet finalized, please disclose this. In this regard, we note your disclosure in your March 27,
         2023 6-K.
Approvals Required for the Transaction
Conditions to the Transaction, page 19

3.       Refer to prior comment 9, where we requested a summary of the FINMA separate
         arrangements.    We note that in your Prospectus Summary section and
throughout the
         prospectus you state that the approval of the transaction by FINMA as
well as FINMA   s
         grant and the continuing effectiveness of    separate arrangements
are conditions required
         for completion of the merger unless waived by UBS Group AG. Please revise to clarify whether each of the following are included in the separate arrangements condition, and identify any other material separate arrangements that are included in the condition:

                the liquidity facilities provided by the Swiss National Bank and guarantees by the
              Swiss Confederation. In this regard, please address each of the following: the emergency liquidity assistance facility that Credit Suisse borrowed against on March
              16, 2023, the additional liquidity-assistance loan by the Swiss National Bank to
              Credit Suisse (   ELA+   ) and the liquidity-assistance loan with
a guarantee to be
              entered into with the Swiss Confederation (   PLB   ) disclosed
on pages 40 and 41; and
              the additional liquidity facilities from the Swiss National Bank to both Credit Suisse and UBS Group AG disclosed on page 42;

                the Loss Protection Agreement in favor of UBS Group AG to cover up to CHF 9 billion in losses upon realization of a portfolio of certain Credit Suisse assets after
              UBS Group AG bears the first CHF 5 billion of losses on those assets;

                the profit sharing and loss agreement for UBS Group AG and the Swiss Government to share on an equal basis if losses exceed 14 billion CHF;

                FINMA's agreement to grant a transitional period for UBS Group AG to comply with the required capital buffers; and

                the FINMA decree ordering Credit Suisse to write-down the principal and interest of all of Credit Suisse's AT1 securities in connection with the availability of the PLB
 Sergio P. Ermotti
FirstName
UBS GroupLastNameSergio P. Ermotti
            AG
Comapany
May        NameUBS Group AG
     19, 2023
May 19,
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FirstName LastName
              liquidity facilities.
4.       Please clearly indicate whether it is UBS Group AG   s current
intention to close the
         transaction even if the separate arrangements have not been finalized. In this regard, we note your responses to prior comments 5, 9, 24 and 27 that discussions among the parties of the parameters of the various measures are still underway and the outcome of the discussions is not yet known.
Risk Factors, page 21

5. Please revise to include a risk factor that addresses any terms of the special arrangements that are to be negotiated or may be waived after the effective date of the registration statement that are reasonably likely to have a material impact on future operations of the combined company post-closing, including the risk of any special arrangement not being fully accessible or having material conditions attached to it after the effective date of the registration statement.
If the Special Ordinance is not transposed into ordinary Swiss law . . ., page
23

6.       We note from your response to comment 12 and the disclosure on page 23 that the
         extraordinary liquidity facilities may not be available if the Special Ordinance is not transposed into ordinary Swiss law before it lapses for six months (i.e., on September 17,
         2023). You state that termination rights may result if the facilities become unavailable and are not replaced by a subsequent legal instrument prior to closing the transaction.
         Please revise to clarify whether the Special Ordinance must be transposed into ordinary
         Swiss law to make the facilities available after September 17, 2023 even if the transaction closes prior to such date. Also clarify whether the lapse of the Special Ordinance would make the benefits of the Loss Protection Agreement and the profit sharing and loss agreement or other arrangements unavailable to UBS Group AG after the merger. In
         addition, please provide a definition of the terms    ELA+    and
PLB    as this appears to be
         the first time such terms are used, and a definition is not provided until page 41 of the prospectus.
Certain contractual counterparties may seek to modify . . ., page 26

7. Refer to your response to comment 18. Consistent with your response, please revise here to disclose that your assessment of the material contractual rights that may be triggered as a result of the business combination and any waivers or consents that may be necessary is underway and that the outcome of the process is not yet certain.
The Merger, page 38

8. We note that your Form 6-K furnished on April 25, 2023 indicates that you would provide pro forma CET1 and LCR amounts in this registration statement. However, we were unable to locate these pro forma amounts in the filing. Please tell us where in the filing we can find the disclosure or explain why you chose not to disclose this information.
 Sergio P. Ermotti
FirstName
UBS GroupLastNameSergio P. Ermotti
            AG
Comapany
May        NameUBS Group AG
     19, 2023
May 19,
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Background and Reasons for the Transaction, page 39

9. We note your response to comment 27 regarding whether any material projections were exchanged between the companies or their advisors. Please confirm for us, if true, that
         UBS Group AG's board of directors did not rely on    financial
forecasts for certain of
         Credit Suisse   s business units.
10. Refer to your response to prior comment 28 and disclosure on page 42. Please revise to provide here the requested disclosure regarding the Credit Suisse board of directors reasons for the transaction or include disclosure consistent with your response that Credit
         Suisse entered into the transaction as a result of the Swiss
government   s indication that
         Credit Suisse would need to be placed into resolution or bankruptcy if it did not enter into the proposed transaction with UBS Group AG.
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Income Statement, page 72

11. Please revise to present a pro forma adjustment, and accompanying footnote disclosure, calculating the tax expense / (benefit) relating to the transaction accounting adjustments.
         If there is no tax effect due to unusual effects of loss carryforwards or other aspects of tax accounting, an explanation should be provided in a note to the pro forma financial statements. Refer to Rule 11-02(b)(5) of Regulation S-X.
12. We note you present the $34.8 billion adjustment for estimated negative goodwill as a component of your total revenues. Please tell us how you determined presentation within total revenues is appropriate or consider the need to revise. Explanatory notes on pro forma condensed combined financial information
Note 3: Transaction accounting adjustments, page 75

13. We note certain adjustments (e.g., e, f and h) appear to incorporate current market conditions in the transaction accounting adjustments for financial assets and liabilities currently accounted for at fair value by Credit Suisse. For example, we note that adjustment (e) refers to the illiquid nature of some positions and structural complexities and consideration of the markets for potential strategic exit of certain positions, and in adjustment (h), you indicate that the fair value adjustments have been calculated using
         UBS funding spreads as of March 31, 2023. Please revise your explanatory notes to more clearly identify the time period used to determine the inputs and assumptions to the valuations and your related basis. Please also clarify if the same time period was used for the transaction accounting adjustments made to the other Credit Suisse assets and liabilities which are not currently accounted for at fair value (e.g., d, h(iii), k, and l).
14. We note adjustment (h)(iii), on page 78, refers to a $1.2 billion fair value adjustment
         (discount) to incorporate the estimated impact of interest rate movements into amortized cost securities not held under fair value hedge accounting programs. Please tell us and revise your disclosures to indicate where this adjustment is reflected in the pro forma
 Sergio P. Ermotti
UBS Group AG
May 19, 2023
Page 6
         combined balance sheet.
15. We note your adjustment (j) for the Apollo transaction refers to the recognition of new financing provided. Please tell us and revise your disclosure to clarify the amounts of financing and where this new financing is recognized in the pro forma financial information.
General

16. We note that throughout the registration statement you include cross-references from the discussion of specific items to information contained in the UBS Group AG SEC Filings and the Credit Suisse SEC Filings. Examples include cross-references in the Risk Factors section relating to outflows of customer funds on page 24 and litigation on page 31 and in the Recent Developments section beginning on page 42. Consider revising your disclosure to include more detailed cross-references to help investors find the relevant information in the SEC Filings such as the section, subsection and page numbers of the cross-referenced information. In this regard, we note your disclosure on pages 100 to
         107. Please also consider including hyperlinks to cross-referenced information to provide investors with more direct access to cross-referenced information in the context of the prospectus disclosures.
        You may contact Michael Volley at 202-551-3437 or Robert Klein, Accounting Branch
Chief, at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Pamela Long, Senior
Advisor, at 202-551-3765 with any other questions.



FirstName LastNameSergio P. Ermotti                           Sincerely,
Comapany NameUBS Group AG
                                                              Division of
Corporation Finance
May 19, 2023 Page 6                                           Office of Finance
FirstName LastName